SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the nine-month period ended September 30, 2007

Commission File Number 001-31894

ALESTRA, S. de R.L. de C.V.

(Translation of Registrant’s name into English)

Ave. Lazaro Cardenas No. 2321, 9th Floor

Col. Residencial San Agustin

San Pedro Garza Garcia N.L. 66260 Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K consists of Management’s Discussion and Analysis of Financial Condition and Results of Operations and unaudited financial statements for Alestra, S. de R.L. de C.V. (“Alestra”) and its sole subsidiary, Servicios Alestra, S.A. de C.V. (“Servicios Alestra”) for the nine-month period ended September 30, 2007. Mexican GAAP requires that all financial information be presented in constant Pesos (having the same purchasing power for each period indicated taking into account inflation) as of the most recent balance sheet. Accordingly, all of the financial information included in this Form 6-K is presented in constant Pesos as of September 30, 2007, unless otherwise noted for the convenience of the reader.

In this report, unless the context otherwise requires, the terms “we,” “us,” “our,” “our company” and “ourselves” mean Alestra and its sole subsidiary, Servicios Alestra.

Cautionary Statement on Forward-Looking Statements

This report contains words, such as “believe,” “will,” “expect”, “anticipate” and similar expressions that identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect our views about future events and financial performance. Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control, including but not limited to:

•	the competitive nature of providing long distance, data and internet services and local services;

•	our ability to service our debt;

•	limitations on our access to sources of financing on competitive terms;

•	significant economic or political developments in Mexico and the U.S.;

•	changes in our regulatory environment, particularly changes to the regulation of the telecommunications industry;

•	our need for substantial capital;

•	general economic conditions in the U.S. and Mexico;

•	performance of financial markets and our ability to refinance our financial obligations when they come due;

•	the risks associated with our ability to implement our growth strategy;

•	customer turnover;

•	technological innovations;

•	interest rate levels;

•	currency exchange rates, including the Mexican Peso – U.S. dollar exchange rate;

•	changes in our costs of doing business, including but not limited to costs associated with billing and collection, marketing and sales, and personnel training and travel expenses; and

•	changes in the policies of central banks and/or foreign governments.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event, these statements are applicable only as of the date of this Form 6-K, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. See Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Please note that some figures in this Form 6-K may not sum due to rounding.

Nine-month period ended September 30, 2007 compared to the nine-month period ended September 30, 2006

Revenues

Total revenue during the nine-month period ended September 30, 2007 was Ps. 3,772.8 million, a 13.2%, or Ps. 440.3 million, increase from the Ps. 3,332.5 million generated in the same period of 2006. This is due to a sustained growth of our data, Internet and local services, coupled with higher long distance revenues.

Data, Internet and Local Services. During the nine-month period ended September 30, 2007, data, internet and local service revenues reached Ps. 1,919.6 million, a 12.3%, or Ps. 210.3 million increase from the Ps. 1,709.3 million recorded during the same period of 2006. Growth of non-long distance services was particularly strong in internet-related and local services. Our internet-related services increased due to the continuing growth of our Virtual Private Networks (“VPN”) and managed services, as well as our Voice over Internet Protocol (“VoIP”) service for residential customers. Our data, internet and local service segment represented 50.9% of our total revenues during the nine-month period ended September 30, 2007.

Long Distance. Revenues derived from our long distance services for the nine-month period ended September 30, 2007 increased 14.2%, or Ps. 230.1 million, to Ps. 1,853.2 million from Ps. 1,623.1 million in the same period of 2006. The increase in revenues is mainly explained by higher rates due to the implementation of the domestic and international “Long Distance Calling Party Pays” system, despite a decrease in traffic volume. Total volume of minutes handled decreased 22.2% to 2,482.8 million in the nine-month period ended September 30, 2007 from 3,191.6 million minutes for the same period of 2006. The reduction in volume is attributable to less traffic of highly volatile, low–margin domestic long distance calls managed by wholesellers, and international incoming long distance traffic. Total lines in service decreased 3.4% from 402,508 at September 30, 2006 to 388,850 at September 30, 2007 as a result of maintaining our strategy on medium and large business customers and high-usage residential customers. As a percentage of total revenues, long distance revenues represented 49.1% and 48.7% of our total revenues during the nine-month period ended September 30, 2007 and September 30, 2006, respectively.

Cost of services (excluding depreciation)

Cost of services consists primarily of:

•	interconnection costs including local access charges and resale expenses, paid on a per-minute basis primarily to Teléfonos de México, S.A.B. de C.V. (“Telmex”);

•	international settlement payments to foreign carriers on a per-minute basis for the completion of international calls originated in Mexico by us; and

•	fees for leased lines, typically paid on a per-circuit per-month basis primarily to Telmex.

Cost of services increased 34.6%, or Ps. 434.8 million, to Ps. 1,691.7 million for the nine-month period ended September 30, 2007 from Ps. 1,256.9 million recorded during the nine-month period ended September 30, 2006. The increase in cost of services was the result of (i) a 38.4% increase in cost of the long distance services to Ps. 1,130.6 million for the nine-month period ended September 30, 2007 from Ps. 816.9 million recorded during the same period of 2006, mainly as a result of additional interconnection costs incurred due to the implementation of the “Long Distance Calling Party Pays” system, under which we are obligated to pay to the mobile terminating network a new charge for terminating calls originated from our network, and (ii) a 27.6% increase in cost of data, internet and local services to Ps. 561.1 million for the nine-month period ended September 30, 2007 from Ps. 439.9 million recorded during the same period of 2006. The increase in cost of data, internet and local services was in line with our revenue growth as our customer base increased.

Gross Profit

Gross profit, defined as revenues minus cost of services (excluding depreciation), for the nine-month period ended September 30, 2007 slightly increased Ps. 5.5 million, to Ps. 2,081.1 million from Ps. 2,075.6 million in the same period in 2006.

Our gross profit increased mainly as a result of a 7.0% increase of our data, internet and local services gross profit, or Ps. 89.1 million, to Ps. 1,358.5 million in the nine-month period ended September 30, 2007 from Ps. 1,269.4 million recorded in the same period of 2006. This increase in our data, internet and local services gross profit was partially offset by a 10.4% decrease in our long distance gross profit, which amounted to Ps. 722.6 million in the nine-month period ended September 30, 2007.

Administration, selling and other operating expenses

Administration, selling and other operating expenses, decreased 2.3%, or Ps. 26.8 million, to Ps. 1,119.7 million in the nine-month period ended September 30, 2007 from Ps. 1,146.6 million recorded in the same period in 2006. For the nine-month period, ended September 30, 2007 and September 30, 2006, administration, selling and other operating expenses represented 29.7% and 34.4% of total revenues, respectively. This decrease, in the percentage of total revenues, was also contributed by the increase in our revenues.

Depreciation and amortization

Depreciation and amortization decreased 16.1%, or Ps. 125.5 million, to Ps. 656.4 million in the nine-month period ended September 30, 2007, from Ps. 781.9 million for the same period of 2006. This is explained by lower amortization charges in the nine-month period ended September 30, 2007 as the amortization of pre-operative expenses terminated in June 2007, coupled with the accelerated depreciation of certain assets, due to the reduction of useful lives, and the write-off of equipment as a result of its physical condition during the year ended December 2006.

Operating income

Operating income increased 107.2%, or Ps. 157.8 million, to Ps. 305.0 million in the nine-month period ended September 30, 2007, from Ps. 147.2 million recorded in the nine-month period ended September 30, 2006. While operations improved with higher gross profit and lower expenses as described above, this increase is mainly explained by a Ps. 125.5 million decrease in depreciation and amortization.

Comprehensive financial result

During the nine-month period ended September 30, 2007, our comprehensive financial loss was Ps. 164.2 million, compared to a Ps. 315.3 million loss reported during the same period in 2006. The following table sets forth our comprehensive financial results for the periods under review:

	Nine-month period ended September 30,
	(in millions of constant pesos)
	2006	2007
Interest expense	Ps. (334.6)	Ps. (247.9)
Interest income	38.6	31.7
Exchange loss, net	(99.9)	(15.4)
Gain from monetary position	80.6	67.4

Comprehensive financial result, net	Ps. (315.3)	Ps. (164.2)

Our interest expense decreased 25.9%, or Ps. 86.7 million, to Ps. 247.9 million in the nine-month period ended September 30, 2007, from Ps. 334.6 million in the same period of the previous year. The decrease in the interest expense was due to lower indebtedness as a result of the principal amortization of $6.1 million and $16.7 million of our senior notes due 2010 on December 29, 2006 and July 2, 2007, respectively, and the corresponding principal amortization of our bank facility, in the amount of $3.8 million on each of February 1, 2007, May 2, 2007 and August 2, 2007.

Interest income decreased to Ps. 31.7 million in the nine-month period ended September 30, 2007, from Ps. 38.6 million recorded in the comparable period of 2006. The decrease in the interest income was mainly due to a lower average cash balance in the nine-month period ended September 30, 2007 than the same period of the previous year.

Exchange loss for the nine-month period ended September 30, 2007 was Ps. 15.4 million compared to an exchange loss of Ps. 99.9 million recorded during the same period of 2006. We recorded a lower foreign exchange loss mainly as a result of a 0.4% depreciation of the Peso against the U.S. dollar during the nine-month period ended September 30, 2007, while during the same period of 2006 the Peso depreciated 3.2% against the U.S. dollar.

Gain from monetary position totaled Ps. 67.5 million for the nine-month period ended September 30, 2007 compared to Ps. 80.6 million for the nine-month period ended September 30, 2006. The decrease in the gain from monetary position was mainly due to a lower level of monetary liabilities for the nine-month period ended September 30, 2007, as compared to the same period of 2006, coupled with a slightly lower Mexican inflation of 2.2% for the nine-month period ended September 30, 2007, compared to 2.5% inflation recorded for the same period of 2006.

Income and asset taxes

We and our sole subsidiary, Servicios Alestra, are subject separately to the pay income tax or asset tax, which are computed and paid separately by each entity. We have generated substantial tax losses; accordingly, we have not recorded any income tax provisions in our consolidated income statements for the nine-month period ended September 30, 2007 and September 30, 2006. In order to defer asset tax payments in 2007 we determined our asset tax using the tax basis of the fourth preceding year instead of the current year as is established in the option of Article 5-A of the Asset Tax Law. For the nine-month period ended September 30, 2007 and September 30, 2006, Servicios Alestra recorded an asset tax of Ps. 2.14 million and Ps. 2.15 million, respectively.

Net Income (loss)

During the nine-month period ended September 30, 2007 we recorded a net income of Ps. 139.9 million compared to a net loss of Ps. 188.6 million during the same period of 2006. This gain is mainly explained by a Ps. 157.8 million increase of our operating income primarily due to lower depreciation costs, as well as for a Ps. 151.0 million decrease in our comprehensive financial loss, during the nine-month period of 2007, as compared to the same period of 2006.

Current Liquidity

As of September 30, 2007, December 31, 2006 and September 30, 2006 we had Ps. 252.2 million, Ps. 735.3 million and Ps. 850 million of unrestricted cash available, respectively. Our unrestricted cash balance decreased Ps. 597.8 million from September 30, 2006 to September 30, 2007 due to

•	a cash collateral required for our secured bank facility in an amount of Ps. 189.5 million registered as restricted cash in our financial statements;

•	the temporary investment of Ps. 173.9 million in our senior notes due 2010 has been registered in our financial statements as a reduction of our total senior notes debt;

•	a payment of approximately $21 million related to pending fees from previous years for administrative services; and

•	the corresponding debt service of our senior notes due 2010 and our secured bank facility, described above.

Our unrestricted cash balance consists of cash and temporary investments with original maturities of three months or less. As of September 30, 2007, we had cash of $ 2.0 million and temporary investments of $ 21.1 million, of which $ 15.8 million were in U.S. dollar-denominated instruments and $ 5.3 million were in Peso-denominated instruments.

In our opinion, our current cash balance is sufficient for our present requirements.

As of September 30, 2007, December 31, 2006 and September 30, 2006, our ratio of current assets to current liabilities was 1.05x, 1.03x and 1.14x, respectively. Our ratio of current assets to current liabilities as of September 30, 2007 includes as current liabilities the corresponding amortization of the senior notes due 2010 that will be payable on December 2007, June 2008 and December 2008, as well as the corresponding amortization of the secured financing facility with Deutsche Bank that will be payable on November 2007, February 2008, May 2008 and August 2008.

	As of September 30, 2007			As of December 31, 2006			As of September 30, 2006
	(in millions of constant pesos, excluding ratios)
Unrestricted cash balance	Ps.	252.2		Ps.	735.3		Ps.	850.0
Current ratios (times)		1.05	x		1.03	x		1.14	x

Net debt as of September 30, 2007 amounted to $259.2 million, in line with $258.8 million recorded on December 31, 2006, but decreased by $11.7 million from $270.9 million recorded on September 30, 2006. Although we have generated positive operating results, net debt from December 31, 2006 to September 30, 2007 remained at the same level as our cash balance decrease due to a payment of approximately $21 million related to pending fees from previous years for administrative services.

On February 1, May 2, August 2 and November 5, 2007, we paid to Deutsche Bank interest in the amount of $0.9 million, $0.8 million, $0.8 million and $0.7 million, respectively, and principal amortization of $3.85 million on each date. Funds for these payments came from our internally-generated funds.

On July 2, 2007, we complied with interest and principal payments due on our senior notes due 2010 in the amounts of $11.4 million and $16.7 million, respectively.

Capital expenditures during the nine-month period ended September 30, 2007 amounted to $ 34.6 million, $7.4 million higher than the $27.2 million invested in the same period of 2006. Our capital expenditure program includes disbursements to expand our network, provide new services to customers and increase last-mile access. As of the date of the present report, the capital expenditure program goes according to schedule.

Indebtedness

As of September 30, 2007, $269.2 million aggregate principal amount of our 8.0% senior notes due 2010, which pay interest semiannually in cash in arrears on June 30 and December 30, were outstanding. The principal amortization of our senior notes due 2010 is payable in semi-annual installments on each June 30 and December 30 occurring on or after December 30, 2005.

We have a secured financing facility with Deutsche Bank, with a balance as of September 30, 2007 of $38.5 million. The facility has a variable interest rate of LIBOR plus 1.65% per annum. Interest payments and principal amortizations will be payable in a quarterly basis commencing on November 1, 2006 and on February 1, 2007, respectively. The final maturity of this facility is on February 1, 2010.

We also have a capital lease contract for telecommunications equipment with The Capita Corporation de México, S.A. de C.V., with a balance as of September 30, 2007 of $0.7 million, which is subject to an average annual fixed interest rate of 8.8%. Final maturity of this facility is in May 2008.

In addition, we have a capital lease contract with CSI Leasing México, S. de R.L. de C.V., with a balance as of September 30, 2007 of $1.4 million. Final maturity of this facility is in April 2009.

Alestra Brand Development

On November 30, 2005 we amended our Amended and Restated Service Mark License Agreement with AT&T to provide for our continued use of the AT&T brand for a period not to exceed 36 months from the consummation of the SBC-AT&T Merger which occurred on November 17, 2005. Pursuant to such amendments, we have to develop, acquire, license or position a new service brand for marketing our services. As a result, we have been developing the brand Alestra in different phases described below: During the 24 month period, ending on November 17, 2007 we used the brand Alestra in conjunction with the brand AT&T. Since November 17, 2007, as agreed with AT&T, we have been using the Alestra brand together with a tag line “Con AT&T conecta el hoy con el mañana” (“with AT&T connect today with the future”). As described above, we are permitted to use the AT&T brand name until November 17, 2008 and to use the phrase AT&T Global Services (AGN Services) for the purpose of providing AT&T Global Services within Mexico until June 2010, term of the AGN Agreement.

Item 2.	Financial Statements.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2007

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Onexa, S. A. de C. V., which is a subsidiary of

Alfa S. A. B. de C. V.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2007)

	December 31, 2006		Unaudited September 30, 2007
Assets
CURRENT ASSETS:
Cash and cash equivalents	Ps	735,336	Ps	252,227
Restricted cash		158,368		189,537
Trade receivables, net		400,386		533,854
Due from affiliates and other related parties		117,439		144,416
Recoverable taxes		159		1,023
Other receivables and other assets		57,345		46,747
Prepaid expenses		39,932		51,489

Total current assets		1,508,965		1,219,293
Property and equipment, net		5,172,274		5,055,253
Deferred charges and other assets, net		461,416		320,927
Intangible asset derived from the actuarial computation of labor obligation		18,117		29,345

Total assets	Ps	7,160,772	Ps	6,624,818

Liabilities and stockholders’ equity
CURRENT LIABILITIES:
Accounts payable to Telmex and other carriers	Ps	195,451	Ps	185,241
Other suppliers		129,000		126,377
Senior notes		356,522		224,726
Bank loans, notes payable and capital leases		197,300		187,430
Due to affiliates and other related parties		254,451		37,304
Other accounts payable and accrued expenses		328,139		397,760

Total current liabilities		1,460,863		1,158,838

LONG-TERM LIABILITIES:
Senior notes		2,811,083		2,541,505
Banks loans, notes payable and capital leases		402,508		255,224
Estimated liabilities for seniority premiums and pension plans		125,971		128,032

Total liabilities		4,800,425		4,083,599

STOCKHOLDERS’ EQUITY:
Majority interest:
Nominal capital stock		1,181,346		1,181,346
Restatement of capital stock		194,885		194,885

Contributed capital		1,376,231		1,376,231
Retained earnings		984,114		1,164,986

Total majority interest		2,360,345		2,541,217
Total minority interest		2		2

Total stockholders’ equity		2,360,347		2,541,219

CONTINGENCIES AND COMMITMENTS
Total liabilities and stockholders’ equity	Ps	7,160,772	Ps	6,624,818

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2007)

	Nine months ended September 30,
	2006		2007
REVENUES:
Long distance services	Ps	1,623,132	Ps	1,853,188
Data, internet and local services		1,709,331		1,919,595

		3,332,463		3,772,783

OPERATING EXPENSES
Cost of services (excluding depreciation):
Long distance services		(816,927)		(1,130,583)
Data, internet and local services		(439,928)		(561,116)

		(1,256,855)		(1,691,699)

Gross profit		2,075,608		2,081,084
Administration, selling and other operating expenses		(1,146,578)		(1,119,745)

Depreciation and amortization		(781,863)		(656,361)

Operating income		147,167		304,978

COMPREHENSIVE FINANCIAL RESULT:
Interest expense		(334,625)		(247,948)
Interest income		38,619		31,655
Exchange loss, net		(99,909)		(15,400)
Gain from monetary position, net		80,630		67,453

		(315,285)		(164,240)

OTHER (EXPENSE), INCOME, NET		(339)		1,261

SPECIAL ITEM		(18,007)		—

(Loss) income before provision for asset tax		(186,464)		141,999

Asset tax		(2,155)		(2,142)

Net (loss) income	Ps	(188,619)	Ps	139,857

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2007)

	Nine months ended September 30,
	2006		2007
OPERATING ACTIVITIES:
Net (loss) income	Ps	(188,619)	Ps	139,857

Adjustments to reconcile net loss to resources provided by operating activities:
Cost of labor obligations		11,894		(9,093)
Amortization of capitalized expenses from issuance of senior notes		27,649		19,266
Depreciation and amortization		781,863		656,361

		632,787		806,391

Changes in working capital:
Trade receivables, net		(41,457)		(133,468)
Due from affiliates and other related parties		48,283		(26,977)
Recoverable taxes, other receivables and other assets		9,188		9,735
Prepaid expenses		(9,862)		(11,558)
Accounts payable to Telmex and other carriers		(136,787)		(12,833)
Due to affiliates and other related parties		28,535		(217,147)
Accrued interest, expenses and other payables		190,020		72,304

Resources provided by operating activities		720,707		486,447

INVESTING ACTIVITIES:
Purchase of property and equipment		(247,926)		(342,256)
Deferred charges and other assets		(52,310)		(37,603)

Resources used in investing activities		(300,236)		(379,859)

FINANCING ACTIVITIES:
Senior notes, net		(1,018,706)		(401,374)
Bank loans, notes payable and capital leases, net		550,101		(157,154)
Restricted cash		(82,171)		(31,169)

Resources used in financing activities		(550,776)		(589,697)

Decrease in cash and cash equivalents		(130,305)		(483,109)
Cash and cash equivalents, beginning of period		980,341		735,336

Cash and cash equivalents, end of period	Ps	850,036	Ps	252,227

The accompanying notes are an integral part of these unaudited consolidated financial statements.

ALESTRA, S. DE R. L. DE C. V. AND SUBSIDIARY

Subsidiaries of Onexa, S. A. de C. V., which is a subsidiary of

Alfa S. A. B. de C. V.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Mexican Pesos in purchasing power as of September 30, 2007)

1. INCORPORATION AND ACTIVITY OF THE COMPANY

Alestra, S. de R. L. de C. V. (“Alestra”), a Mexican company with limited liability and variable capital, was incorporated on October 13, 1995, as a joint venture between Onexa, S. A. de C. V. (Onexa) (51%) and AT&T, Inc. (49%). Prior to July 31, 2006, Onexa was owned by Alfa, S. A. B. de C. V. (Alfa) (50.2%) and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero (“BBVA Bancomer”) (49.8%). On July 31, 2006, Alfa announced that it had reached an agreement with BBVA-Bancomer to acquire 49% of the remaining equity interest in Onexa held by Bancomer. This acquisition increases Alfa’s participation in Onexa to 100%.

Alestra and its subsidiary Servicios Alestra, S. A. de C. V. (“Servicios Alestra”) are collectively referred to as the “Company.”

Alestra does not have any direct employees and all services it requires are provided by Servicios Alestra, S.A. de C.V.

2. PREPARATION OF INTERIM FINANCIAL STATEMENTS

a.	Basis of presentation

The interim consolidated financial statements of Alestra have been prepared in accordance with financial reporting standards applicable in Mexico (“Mexican GAAP”) as promulgated by the Mexican Financial Reporting Standards Board (“CINIF”). A reconciliation of differences between Mexican GAAP and accounting principles generally accepted in the United States of America (“U.S. GAAP”) is included in Note 6.

The consolidated financial statements are expressed in Mexican pesos, denoted by the symbol “Ps”. Certain prior year balances have been reclassified to conform to Alestra’s current period presentation

The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in Mexico and the United States of America.

The information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. The results of these interim periods are not necessarily indicative of results for the entire year. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes as of December 31, 2006 included in the Alestra Annual Report on Form 20-F.

The consolidated financial statements include those of Alestra and its subsidiary, Servicios Alestra in which it holds 98% of the capital stock. All intercompany balances and transactions have been eliminated.

The preparation of financial statements in conformity with Mexican GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions include certain international long distance services revenues and expenses and the allowance for doubtful accounts.

b.	Recognition of the effects of inflation

The financial information for prior periods has been restated to September 30, 2007 purchasing power by applying the corresponding restatement factor.

3. SENIOR NOTES

From December 2006 through September 2007, Alestra acquired a portion of their 8% senior notes due 2010. As of September 30, 2007, Alestra have acquired $15.9 million principal amount of its senior notes due 2010. This temporary investment in Alestra´s senior notes due 2010 has been registered in its financial statements deducting its total senior notes debt.

4. CONTINGENCIES

On July 6, 2006, COMIMSA (an entity of the Mexican public administration) made a public bid for it to receive domestic and international long distance services. Alestra participated in the bid and on July 20, 2006 Alestra was awarded these services by COMIMSA. On July 21, 2006 Alestra notified COMIMSA that they were not capable of providing long distance services in two of the populations in which COMIMSA required such service, due to the fact that the service areas had not been opened to pre subscription by Cofetel in accordance with the long distance service rules. As a result, the Company could not enter into the respective services agreement, which were obliged to execute within the following 10 working days after the awarding of the bid, as a result COMIMSA filed with the Secretaria de la Funcion Publica (“SFP”) an administrative proceeding against Alestra on October 3, 2006 to determine if the Company were subject to sanctions under the applicable law. SFP decided that Alestra infringed the applicable laws and imposed a sanction consisting in (i) Alestra being prohibited to participate in bids or offer telecommunication services to the Mexican Federal administration for a period of three months and (ii) a fine of Ps 75 thousand to be paid by the Company. Against such resolution Alestra filed an amparo suit (constitutional defense procedure in Mexican legislation). On November 6, 2007, the Judge of the Ninth District Court in Mexico City issued its judgment in favor of Alestra. However, SFP and COMIMSA have 10 business days to appeal it. In the meantime the Company is permitted to continue to participate in public bids with the federal government and Alestra does not have to pay the penalty imposed.

5. SEGMENTS

The reported segments of the Company represent the specific types of telecommunications services and products that the Company offers and internally analyzes.

The Company’s management uses the information as to income and costs of services (excluding depreciation) by segment to evaluate performance, make general operations decisions and assign resources. Telecommunications services are generally offered using networks owned by the Company and leased (interconnection) networks that make no distinction between the different kinds of services. As a result, the Company does not assign total assets, administration selling and other operating expenses, depreciation and amortization and obsolete assets per segment.

Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The information on the Company’s segments for the periods ended September 30, 2006 and 2007 is as follows:

	Long distance		Data, Internet and Local services		Total
Period ended

September 30, 2006
Revenues	Ps	1,623,132	Ps	1,709,331	Ps	3,332,463
Costs of services (excluding depreciation)		(816,927)		(439,928)		(1,256,855)

Gross profit	Ps	806,205	Ps	1,269,403		2,075,608

Operating expenses						(1,928,441)

Operating income						147,167
Comprehensive financial result						(315,285)
Other expense, net						(339)
Special Item						(18,007)

Loss before provision for asset tax						(186,464)

Asset tax						(2,155)

Net loss					Ps	(188,619)

September 30, 2007
Revenues	Ps	1,853,188	Ps	1,919,595	Ps	3,772,783
Costs of services (excluding depreciation)		(1,130,583)		(561,116)		(1,691,699)

Gross profit	Ps	722,605	Ps	1,358,479		2,081,084

Operating expense						(1,776,106)

Operating income						304,978
Comprehensive financial result						(164,240)
Other income, net						1,261

Income before provision for asset tax						141,999
Asset tax						(2,142)

Net income					Ps	139,857

6. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from U.S. GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see Note 2), whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes a reconciling item for the effect of applying the option provided by the Fifth Amendment for the restatement of equipment of non-Mexican origin because, as described below, this provision of inflation accounting under Mexican GAAP does not meet the consistent reporting currency requirements of Regulation S-X. The reconciliation does not include the reversal of the other adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

The principal differences between Mexican GAAP and U.S. GAAP and the effect on consolidated net (loss) income and consolidated stockholders’ equity are presented below with an explanation of the adjustments.

	Nine months ended September 30,
	2006		2007
Reconciliation of net (loss) income:
Net (loss) income as reported under Mexican GAAP	Ps	(188,619)	Ps	139,857

U.S. GAAP adjustments:
Difference in interest expense		249,930		180,156
Reversal of debt issuance costs, net of amortization		2,938		16,788
Fifth amendment effect on depreciation expense		(91,469)		(98,071)
Reversal of preoperating expense amortization		183,592		63,968
Severance payments		1,265		1,466

Total U.S. GAAP adjustments		346,256		164,307

Net income under U.S. GAAP	Ps	157,637	Ps	304,164

	Nine months ended September 30,
	2006		2007
Reconciliation of stockholders’ equity:
Total stockholders’ equity reported under Mexican GAAP	Ps	2,536,821	Ps	2,541,219

U.S. GAAP adjustments:
Effect on total extinguishment of debt		(907,848)		(603,417)
Effect on debt issuance costs		(16,649)		(61,554)
Fifth amendment effect on property and equipment		153,958		200,092
Preoperating expenses		(2,352,591)		(2,351,004)
Reversal of preoperating expenses amortization		2,227,384		2,351,004
Severance payments		(20,890)		(16,767)

Total U.S. GAAP adjustments		(916,636)		(481,646)

Total stockholders’ equity under U.S. GAAP	Ps	1,620,185	Ps	2,059,573

A summary of the Company’s statement of changes in stockholders’ equity with balances determined under U.S. GAAP is as follows:

	2006		2007
Balance at beginning of period	Ps	1,462,548	Ps	1,755,409
Net income for the period		157,637		304,164

Balance at end of period	Ps	1,620,185	Ps	2,059,573

On December 1, 2003, the Company’s stockholders resolved to reclassify the balances of the restatement of capital stock, accumulated deficit from restatement and accumulated losses. For U.S. GAAP purposes, reclassifications of this nature are considered to be a quasi-reorganization and as such the Company may not reclassify a deficit in retained earnings unless certain criteria is met. The Company does not comply with all the criteria and consequently, the stockholders’ equity as of September 30, 2006 and 2007 is as follows:

	2006		2007
Capital stock	Ps	12,189,566	Ps	12,189,566
Accumulated losses		(10,569,381)		(10,129,993)

Total stockholders’ equity under U.S. GAAP	Ps	1,620,185	Ps	2,059,573

The following table presents summarized statements of operations in constant Pesos, including all U.S. GAAP adjustments, for the nine month period ended September 30, 2006 and 2007:

	2006	2007
Net revenues	Ps 3,332,463	Ps 3,772,783

Cost of services (excluding depreciation presented separately below)	(1,256,855)	(1,691,699)
Administration and selling and operating expenses	(1,117,663)	(1,118,279)
Depreciation and amortization	(717,389)	(690,464)

Operating income	240,556	272,341

Comprehensive financial result:
Interest income	38,616	31,655
Interest expense	(84,695)	(51,004)
Exchange loss, net	(99,909)	(15,400)
Gain from monetary position	80,633	67,453

	(65,355)	32,704

Loss on early extinguished of old senior notes	(18,007)	—
Debit issuance costs, net	2,938	—
Other (loss) income,net	(341)	1,261

Net income before asset tax	159,791	306,306
Asset tax	(2,154)	(2,142)

Net income for the period	Ps 157,637	Ps 304,164

Effects of the restructuring of the Old Senior Notes

The effects of the restructuring were recorded as follows:

•	A gain of Ps 945,878 was recognized for the effect of the extinguishment of the Old Senior Notes.

•	A gain of Ps 927,267 was recognized for the reversal of accrued and unpaid interest of the Old Senior Notes that were due on November 15, 2002 and May 15, 2003.

•

Write-off of unamortized debt issuance cost related to the Old Senior Notes of Ps 127,563 was made and the capitalization of Ps 156,036 for the debt issuance cost of the New Senior Notes amortized over the term of the New Senior Notes.

•	Interest expense is determined using the actual interest rate on the New Senior Notes.

Under Mexican GAAP, the effects of the restructuring were recorded in the year when it was completed. After the restructuring, debt issuance costs of the new Senior Notes are being amortized over the term of the new Senior Notes and interest expense is determined using the actual rate on the new Senior Notes.

For U. S. GAAP purposes, the debt restructuring of the old Senior Notes is considered as a troubled debt restructuring in accordance with Statement of Financial Accounting Standard No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructuring” and its effects are recorded as follows:

•

Since the carrying amount of the old Senior Notes does not exceed the total future cash payments specified by the new Senior Notes, no gain on the restructuring was recognized for the notes that were exchanged.

•

Debt issuance cost of Ps 156,036 incurred in the debt restructuring was recorded as an expense of the period; debt issuance cost of Ps 127,563 of the Old Senior Notes, will be amortized in the new term of the restructured notes.

•

Interest expense is determined using an effective interest rate that equates the present value of the future cash payments specified by the new notes, with the carrying amount of the old Senior Notes. As a result, the net effect of the restructuring, including the reversal of accrued and unpaid interest, will be recognized prospectively as a reduction of the interest expense throughout the term of the new notes.

Fifth amendment effect on property and equipment, net

Effective January 1, 1997, the Company adopted the Fifth Amendment, including the option of restating equipment of a non-Mexican origin using an index which reflects the inflation in the respective country of origin and the exchange rate of the Mexican Peso against the currency of such country at the balance sheet date. For U.S. GAAP purposes, the use of the index that contemplates currency exchange movements is not in accordance with the historical cost concept nor does it present financial information in a constant reporting currency.

Pre-operating expenses

Under Mexican GAAP, pre-operating expenses are permitted to be capitalized and amortized over a period of time estimated to generate the income necessary to recover such expenses. The Company defined that period as 10 years. Under U.S. GAAP, such costs are expensed as incurred.

Severance payments

In 2005, the Company adopted the provisions related to severance indemnity liabilities as established by revised Bulletin D-3. Under Mexican GAAP, severance payments should be accounted in a manner similar to other post-retirement benefits. The Company opted for the transitional method of recognizing the actuarially determined severance liability of Ps 24,441 over the remaining expected employee service period and consequently, as of September, 2006 and September, 2007 has recognized a total liability and charge to earnings of Ps 1,265 and Ps 1,466. Prior to the adoption of revised Bulletin D-3, such severance costs were recognized as incurred.

For the purposes of the September 30, 2006 reconciliation of earnings and equity, the Company recorded for U.S. GAAP purposes the entire expense not yet recognized under Mexican GAAP which totals Ps 20,890. For the purposes of the September 30, 2007 reconciliation of earnings and equity, the Company recorded for US GAAP purposes income of Ps 1,466 representing a reversal of the amount recognized as expense under Mexican GAAP. Alestra has determined that the impact on reported results and net assets for periods presented are not materially misstated as a result of not having recognized the annual cost and cumulative liability associated with these benefits in prior years.

Minority interest

Under Mexican GAAP minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity in the consolidated balance sheet. For U.S. GAAP purposes, the minority interest is not included in stockholders’ equity.

Cash Flows

Mexican GAAP Bulletin B-12, “Statements of Changes in Financial Position” (“Bulletin B-12”), specifies the appropriate presentation of the statements of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending financial statement balances in constant Pesos. Under U.S. GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows for nine months ended September 30, 2006 and 2007 prepared after considering the impact of U.S. GAAP adjustments. The cash flow statements below present nominal cash flows during the respective periods, adjusted to September 30, 2007 purchasing power.

	Nine months ended September 30,
	2006		2007
OPERATING ACTIVITIES:
Net income	Ps	157,637	Ps	304,164
Adjustments to reconcile net income to cash flows (used in) provided by operating activities:
Gain from monetary position, net		(121,703)		(97,747)
Unrealized exchange gain		10,079		14,147
Depreciation and amortization		662,091		690,464
Allowance for doubtful accounts		28,179		29,621
Difference in interest expense		—		(180,156)
Other provisions		33,554		10,406
Changes in operating assets and liabilities:
Current assets		(33,996)		(202,460)
Current liabilities		162,941		(92,820)

Cash flows provided by operating activities		898,782		475,619

INVESTING ACTIVITIES:
Purchases of property and equipment		(328,425)		(395,628)
Deferred charges and other assets		(27,127)		(47,701)

Cash flows used in investing activities		(355,552)		(443,329)

FINANCING ACTIVITIES:
Notes payables and capital leasees		499,475		(134,326)
Payments of bank loans and Senior Notes		(1,066,688)		(329,255)
Restricted cash		(82,704)		(34,828)

Cash flows used in financing activities		(649,917)		(498,409)

Net effect of inflation on cash and cash equivalents		(23,618)		(16,990)

Decrease in cash and cash equivalents		(130,305)		(483,109)
Cash and cash equivalents, beginning of period		980,341		735,336

Cash and cash equivalents, end of period	Ps	850,036	Ps	252,227

Interest and taxes paid:
Interest paid	Ps	234,589	Ps	157,552
Asset tax paid		1,803		2,114

NEW ACCOUNTING PRONOUNCEMENTS

FASB Interpretation No. 48. In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of adopting FIN 48.

Emerging Issues Task Force (EITF) Issue No. 06-3. In June 2006, the EITF ratified the consensus on EITF Issue No. 06-3 (EITF 06-03), How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation). EITF 06-03 concluded that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer, such as sales, use, value-added and certain excise taxes is an accounting policy decision that should be disclosed in a company’s financial statements. In addition, companies that record such taxes on a gross basis should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. EITF 06-03 is effective for interim and annual reporting periods beginning after December 15, 2006. The Company does not anticipate that the adoption of EITF 06-03 will have an impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 157. In September 2006, the FASB issued SFAS No. 157 (SFAS 157), Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of adopting SFAS 157 on its financial condition and results of operations.

Statement of Financial Accounting Standards No. 158. In September 2006, the FASB issued SFAS No. 158 (SFAS 158), Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132R. This statement requires employers to recognize, on a prospective basis, the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit costs. SFAS 158 also requires additional disclosures in the notes to financial statements. SFAS 158 is effective for fiscal years ending after June 15, 2007. The Company is currently evaluating the impact of adopting SFAS 158 on its financial condition and results of operations.

7. DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

On September 2007, Mexico made sweeping changes to its tax system. The new tax law, which was enacted on October 1, 2007 and generally takes effect on January 1, 2008, could have a significant impact on the financial reporting of many Mexican domestic enterprises and on that of foreign enterprises that are subject to income tax in Mexico. Of particular importance is the law’s introduction of a flat tax (known as IETU for its acronym in Spanish), which replaces Mexico’s asset tax and will apply to taxpaying entities along with Mexico’s regular income tax.

The replacement of the asset tax with the flat tax will subject a number of enterprises to additional income tax. Affected enterprises that report financial information under US GAAP will need to analyze the impact of the new tax law and report its effects in their financial statements beginning in the period of enactment (i.e., the quarter that includes October 1, 2007). The Company’s management is still in the process of carefully evaluating the effect that the new tax regime will have on the company’s existing deferred taxes and the financial statements.

Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, we certify that we meet all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alestra, S. de R.L. de C.V.

/s/ Patricio E. de la Garza
Patricio E. de la Garza
Chief Financial and Administrative Officer

Date: November 30, 2007